As filed with the Securities and Exchange Commission on September 12, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

NICE-SYSTEMS LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8 Hapnina Street
P.O. Box 690
Ra’anana 43107, Israel
972-9-775-3522

(Address and telephone number of Registrant’s principal executive offices)

NICE Systems Inc.
301 Route 17 North
Rutherford, New Jersey 07070
Attention: David Ottensoser
(201) 964-2600

(Name, address and telephone number of agent for service)

with copies to:

Kenneth L. Henderson, Esq. Gary W. Wolff, Esq. Bryan Cave LLP 1290 Avenue of the Americas New York, New York 10104 (212) 541-2000	Oded Eran, Adv. Adam M. Klein, Adv. Goldfarb, Levy, Eran, Meiri & Co. 2 Weizmann Street Tel Aviv 64239, Israel 972-3-608-9999

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum offering price		Amount of Registration Fee
Ordinary Shares(1)	1,501,933	$36.01(2)	$54,084,607	(2)	$1,660.40(3)
(1)	Represented by American Depositary Shares (‘‘ADSs’’). Each ADS represents one Ordinary Share.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based on the market value of the ADSs being registered, as established by the average of the high and low prices of the ADS as reported on The Nasdaq Global Select Market on September 6, 2007, which was $36.01.
(3)	In accordance with Rule 457(p), the Registrant is offsetting $850 that has already been paid with respect to the $220,000,000 aggregate initial offering price of securities that were registered previously pursuant to Registration Statement No. 333-127883 filed with the Securities and Exchange Commission on August 26, 2005 and of which $7,250,000 remains unsold against the registration fee owed in connection with this Registration Statement.

Prospectus

1,501,933 American Depositary Shares

Representing 1,501,933 ordinary shares

NICE-Systems Ltd.

This prospectus relates to the resale, from time to time, by the selling securityholders named in this prospectus of up to 1,501,933 American Depositary Shares, or ADSs, each representing one ordinary share, of NIS 1.00 par value per share. The ADSs are evidenced by American Depositary Receipts. The 1,501,933 shares were issued in September 2007 to the selling securityholders in connection with our acquisition of Actimize Ltd.

The selling securityholders may sell all or any portion of these ordinary shares in one or more transactions through (i) Nasdaq or other exchanges, in the over-the-counter market, in privately negotiated transactions or otherwise; (ii) directly to purchasers or through agents, brokers, dealers or underwriters; (iii) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; or (iv) any other means described in the section entitled ‘‘Plan of Distribution.’’

Our ADSs are quoted on The Nasdaq Global Select Market under the symbol ‘‘NICE.’’ Our ordinary shares are traded on the Tel Aviv Stock Exchange. The last reported sales price of our ADSs on The Nasdaq Global Select Market on September 10, 2007 was $36.33 per ADS and the last reported sales price for our ordinary shares on September 10, 2007 on the Tel Aviv Stock Exchange was NIS 148.80 per share (or $36.01).

Investing in our ADSs involves a high degree of risk. See ‘‘Risk factors’’ beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated September 12, 2007

You should rely only on the information contained or incorporated by reference in this prospectus. ‘‘Incorporated by reference’’ means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is current only as of the dates appearing on the respective covers of the documents incorporated by reference or in this prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. The delivery of this prospectus or any sales made hereunder after the date of this prospectus shall not create an implication that the information contained herein or that our affairs have not changed since the date hereof.

Unless we have indicated otherwise or the context otherwise requires, references in this prospectus to ‘‘NICE,’’ ‘‘the Company,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to NICE-Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 45 of our annual report on Form 20-F, which is incorporated herein by reference.

In this prospectus, unless otherwise specified or unless the context otherwise requires, all references to ‘‘$’’ or ‘‘dollars’’ are to U.S. dollars and all references to ‘‘NIS’’ are to New Israeli Shekels.

All share and per share information in this prospectus has been adjusted to give retroactive effect to a two-for-one split of our ordinary shares. The split was effected by way of a 100% stock dividend, which had an ex-dividend date of May 31, 2006.

i

Prospectus summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This is not intended to be a complete description of the matters covered in this prospectus and is subject to, and qualified in its entirety by, reference to the more detailed information and financial statements (including the notes thereto) included or incorporated by reference in this prospectus.

Our company

We are a leading provider of solutions that capture, manage and analyze unstructured multimedia content and transactional data enabling companies and public organizations to enhance business and operational performance, address security threats and behave proactively. Unstructured multimedia content includes phone calls to contact centers, back offices and branches, video captured by closed circuit television cameras, radio communications between emergency services personnel, email and instant messaging. Our solutions include integrated, scalable, multimedia recording platforms, software applications and related professional services. These solutions address critical business processes and risk management, compliance procedures and security needs of companies and public organizations. Our solutions facilitate faster decision-making and near real-time action, improving business and employee performance, and enhancing security and public safety. Our customers use our systems in a variety of enterprises, such as financial services, health care, outsourcers, retail, service providers, telecommunications and utilities. Our security solutions are primarily focused on homeland security and first responder organizations, transportation organizations, government-related organizations and the private sector. Our solutions are deployed at over 24,000 customers, including over 85 of the Fortune 100 companies.

Recent developments

Actimize Acquisition

On August 30, 2007, we acquired Actimize Ltd. Under the terms of the Agreement and Plan of Merger, dated July 2, 2007 (the ‘‘Merger Agreement’’), the consideration paid for Actimize was approximately $280 million, approximately 80% of which was in cash and approximately 20% of which was satisfied through the issuance of 1,501,933 of our ordinary shares. The registration statement of which this prospectus is a part is being filed in order to register for resale the ADSs issued in that transaction. On August 29, 2007, we entered into an unsecured loan agreement and letter of undertaking with Bank Hapoalim B.M. to finance $120 million of the cash consideration. The loan bears interest at the annual rate of LIBOR plus 0.45% and matures on February 29, 2008. For more information regarding the loan agreement, see the summary thereof attached as Exhibit 10.2 to the registration statement of which this prospectus is a part.

Actimize is a global provider of operational risk management software solutions that enable financial services institutions to manage the challenges of regulatory compliance, internal policy enforcement and preventing fraud and money laundering. Actimize’s software solutions allow financial services institutions to detect and mitigate these operational risks, thereby minimizing reputational harm, regulatory sanctions and financial losses. Actimize’s technology platform performs real-time analysis of transactions and interactions from multiple channels such as contact centers, the web and backend systems.

Actimize’s solutions are based on a scalable, proprietary software platform and flexible applications that address hundreds of compliance, fraud and money-laundering scenarios across an enterprise. The solutions monitor and analyze high volumes of complex data on a real-time basis to enable clients to detect anomalous transactions, generate alerts and facilitate corrective action. Actimize currently offers packaged solutions in the following principal areas:

•	Securities trading and broker supervision. Addresses compliance and policy enforcement for both institutional and retail equity trading, fixed income and derivatives trading, brokerage control room surveillance and broker sales practices.

•	Fraud prevention. Enables fraud detection and mitigation by analyzing transactional activity to identify suspicious patterns and other indicators of fraudulent behavior, such as online and cross channel fraud, check and ATM/debit fraud, insider fraud and account takeover fraud.

•	Anti-money laundering (AML). Enables transaction monitoring, suspicious activity reporting, government watch-list screening and customer due diligence.

In addition to the packaged solutions, Actimize provides configuration and development tools that allow clients to rapidly develop customized solutions on the software platform.

For additional information on the Actimize acquisition, please see ‘‘Where you can find more information’’ beginning on page 31 of this prospectus.

David Kostman’s Resignation from the Board

On June 18, 2007, David Kostman resigned from our board of directors. Our board of directors now consists of seven directors, all of whom satisfy the independence requirements of the Nasdaq.

Formatest Dispute

On March 9, 2007, Formatest AG filed a claim against NICE Switzerland AG, a wholly owned subsidiary of ours, in the Cantonal Court of Zug, Switzerland. The claim is in the amount of EUR 1,187,793 (plus interest at 5% per annum) and was made in connection with an agreement dated December 10, 2004 between FAST Video Security AG (now NICE Switzerland AG) and Formatest AG. On June 19, 2007, NICE and Formatest AG entered into an agreement settling all claims, pursuant to which we paid EUR 831,600 plus legal and other costs and expenses. We believe we are entitled to recover all or a substantial part of the settlement amount paid to Formatest AG (with the addition of legal costs), under the terms of an indemnification provision contained in the sale and purchase agreement between the sellers and NICE dated November 16, 2006, relating to the acquisition of the shares in FAST Video Security AG. NICE has issued a set-off letter to the sellers dated July 11, 2007, for full indemnity of the settlement amount. However, the sellers contest any such liability to pay the indemnification amount. NICE and the sellers are discussing a potential settlement. However, no assurance can be made that such settlement will be reached.

Corporate information

Our principal executive offices are located at 8 Hapnina Street, P.O. Box 690, 43107 Ra’anana, Israel, where our telephone number is +972-9-775-3522 and our facsimile number is +972-9-775-3520. Our U.S. headquarters is located at 301 Route 17 North, 10th Floor, Rutherford, New Jersey 07070, where our telephone number is +1-201-964-2600 and our facsimile number is +1-201-964-2610.

The offering

ADSs offered by the selling securityholders:	1,501,933 ADSs

Ordinary shares outstanding after this offering:	53,842,994 ordinary shares

Ordinary shares per ADS:	One ordinary share per ADS

Use of proceeds:	We will not receive any proceeds from the sale of ADSs by the selling securityholders.

Nasdaq symbol:	NICE

Risk factors:	See ‘‘Risk factors’’ beginning on page 4 of this prospectus.

Risk Factors

Before you invest in our securities, you should carefully consider the risks involved. Accordingly, you should carefully consider the following factors, as well as the other information contained in this prospectus and in the documents incorporated by reference herein.

General business risks relating to our business portfolio and structure

The markets in which we operate are characterized by rapid technological changes and frequent new products and service introductions. We may not be able to keep up with these rapid technological and other changes.

We operate in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressures on existing products. We anticipate that a number of existing and potential competitors will be introducing new and enhanced products that could adversely affect the competitive position of our products. Our most significant market is the market for voice recording platforms and related enhanced applications (or Voice Platforms and Applications). Voice Platforms and Applications are utilized by entities operating in the contact center, trading floor, public safety and air traffic control segments to capture, store, retrieve and analyze recorded data. The market for our Voice Platforms and Applications is, in particular, characterized by a group of highly competitive vendors that are introducing rapidly changing competitive offerings around evolving industry standards.

Our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, in all the markets in which we operate, will be a critical factor in our ability to grow and be competitive. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. The convergence of voice and data networks and wired and wireless communications could require substantial modification and customization of our current multi-dimensional products and business models, as well as the introduction of new multi-dimensional products. Further, customer acceptance of these new technologies may be slower than we anticipate. We cannot assure you that the market or demand for our products will grow as rapidly as we expect, if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations. Additional factors that could have a material adverse effect on our business, financial condition and results of operations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies; the market’s rate of acceptance of the product solutions and technologies we offer; and our ability to keep pace with market and technology changes and to compete successfully.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments, including our recent acquisition of Actimize. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

As part of our growth strategy, we have made a number of acquisitions and expect to continue to make acquisitions. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations, including the business of Actimize, and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis, and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or American Depositary Shares (ADSs), representing our ordinary shares, shareholders would suffer dilution of their interests in us. We have also invested in companies which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies.

We have expanded into new markets and may not be able to manage our expansion and anticipated growth effectively.

We have established a sales management and service infrastructure in India by recruiting sales, management and service personnel in order to bring about further growth in revenue in the Asia Pacific market and have expanded our professional services group to include business consultants. Also, since 2002 we have been expanding our presence in Europe (mainly in the United Kingdom) and in the Middle East and Africa (the EMEA region) through organic growth and through our acquisition of Thales Contact Solutions (or TCS) and FAST Video Security. We may establish additional operations within these regions or in other regions where growth opportunities are projected to warrant the investment. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion. Our failure to effectively manage our expansion of our sales, marketing, service and support organizations could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

Our evolving business strategy could adversely affect our business.

Historically we have supplied the hardware and some software for implementing multimedia recording solutions. Our shift towards providing value-added services and an enterprise software business model has required and will continue to require substantial change, potentially resulting in some disruption to our business. These changes may include changes in management, sales force and technical personnel; expanded or differing competition resulting from entering the enterprise software market; increased need to expand our distribution network to include system integrators which could impact revenues and gross margins; and, as our applications are sold either to our installed base or to new customers together with our recording platforms, the rate of adoption of our software applications by the market.

The changes in our business may place a significant strain on our operational and financial resources. We may experience substantial disruption from changes and could incur significant expenses and write-offs. Failing to carefully manage expense and inventory levels consistent with product demand and to carefully manage accounts receivable to limit credit risk, could materially adversely affect our results of operations.

We depend upon outsourcers for the manufacture of our key products. The failure of our product manufacturers to meet our quality or delivery requirements would likely have a material adverse effect on our business, results of operations and financial condition.

In 2002, we entered into a manufacturing agreement with Flextronics Israel Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company. Under this agreement, Flextronics provides us with a comprehensive manufacturing solution that covers all aspects of the manufacture of our products from order receipt to product shipment, including purchasing, manufacturing, testing, configuration, and delivery services. This agreement covers all of our products. In connection with the acquisition of Dictaphone Corporation’s Communications Recordings Systems division (or CRS), we also have a manufacturing agreement with Bulova Technologies EMS LLC (Bulova), pursuant to which Bulova manufactures all ex-CRS products. As a result of these arrangements, we are now fully dependent on Flextronics and Bulova to process orders and manufacture our products. Consequently, the manufacturing process of our products is not in our direct control.

We may from time to time experience delivery delays due to the inability of Flextronics and Bulova to consistently meet our quality or delivery requirements and we may experience production interruptions if any of Flextronics or Bulova is for any reason unable to continue the production of our products. Should we have on-going performance issues with our contract manufacturers, the process to move from one contractor to another is a lengthy and costly process that could affect our ability to execute customer shipment requirements and/or might negatively affect revenue and/or costs. If these manufacturers or any other manufacturer were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

Undetected problems in our products could directly impair our financial results.

If flaws in the design, production, assembly or testing of our products (by us or our suppliers) were to occur, we could experience a rate of failure in our products that would result in substantial repair, replacement or service costs and potential liability and damage to our reputation. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate test and manufacturing processes for our products will be sufficient to permit us to avoid a rate of failure in our products that results in substantial delays in shipment, significant repair or replacement costs or potential damage to our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

Incorrect or improper use of our products or failure to properly provide training, consulting and implementation services could result in negative publicity and legal liability.

Our products, especially our Actimize solutions, are complex and are deployed in a wide variety of network environments. The proper use of our software requires extensive training and, if our software products are not used correctly or as intended, inaccurate results may be produced. Our products may also be intentionally misused or abused by clients who use our products. The incorrect or improper use of our products or our failure to properly provide training, consulting and implementation services to our clients may result in losses suffered by our clients, which could result in negative publicity and product liability or other legal claims against us.

If we lose our key suppliers, our business may suffer.

Certain components and subassemblies that are used in the manufacture of our existing products are purchased from a single or a limited number of suppliers. In the event that any of these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. Any disruption, or any other interruption of a supplier’s ability to provide components to us, could result in delays in making product shipments, which could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our major suppliers use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. Further, as suppliers discontinue their products, or modify them in manners incompatible with our current use, or use manufacturing processes and tools that could not be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition. Although we generally maintain an inventory for some of our components and subassemblies to limit the potential for an interruption and we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements in a timely manner, we cannot assure you that our inventory and alternative sources of supply would be sufficient to avoid a material interruption or delay in production and in availability of spare parts.

We rely on software from third parties. If we lose the right to use that software, we would have to spend additional capital to redesign our existing software or develop new software.

We integrate various third party software products as components of our products. We utilize third party software products to enhance the functionality of our products. Our business could be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third party software or develop these components ourselves. We might as a result be forced to limit the features available in our current or future product offerings and the commercial release of our products could be delayed.

The European Union has issued directives relating to the sale in member countries of electrical and electronic equipment, including products sold by us. If our products fail to comply with these directives, we could be subject to penalties and sanctions that could materially adversely affect our business.

A directive issued by the European Union on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or ‘‘RoHS,’’ came into effect on July 1, 2006. The RoHS directive lists a number of substances including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed or reduced to within maximum permitted concentrations in any products containing electrical or electronic components that are sold within the European Union. Our products meet the requirements of the RoHS directive and we are making every effort in order to maintain compliance, without otherwise adversely affecting the quality and functionalities of our products.

We, like other manufacturers, are dependent on our suppliers for certain components and sub-system modules to comply with these requirements, and we may be required to pay higher prices for components that comply with this directive. In addition, compliance with the RoHS directive may require us to undertake significant expenses with respect to the re-design of our products. We may not be able to pass these higher component costs or redesign costs on to our customers. We cannot be sure that we will be able to comply with these regulations on a cost effective basis or that a sufficient supply of compliant components will be available to us. Our inability or failure to comply with these regulations, including by reason of failure by our suppliers to comply with the directive, may restrict us for a period of time from conducting certain business in the European Union and could have a material adverse effect on our results of operations.

A further directive on Waste Electrical and Electronic Equipment, or ‘‘WEEE,’’ approved by the European Union in 2003, promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling and recovery of waste electrical and electronic equipment. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The directive, which partly came into effect in August 2005, requires that all new electrical and electronic equipment put on the Community market be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. Our products fall within the scope of the WEEE directive, and we have set up the operational and financial infrastructure required for collection and recycling of WEEE, as stipulated in the WEEE directive, including product labeling, registration and the joining of compliance schemes. We are taking and will continue to take all requisite steps to ensure compliance with this directive. If we fail to maintain compliance, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

The countries of the European Union, as a single market for our products, accounted in the six months ended June 30, 2007 for approximately 22% of our revenues. If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the European Union, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

If we lose a major customer or support contract, our results of operations may suffer.

We derive a significant portion of our revenues from services, which include maintenance, project management, support and training. As a result, if we lose a major customer or if a support contract is delayed or cancelled, our revenues would be adversely affected. In addition, customers who have accounted for significant service revenues in the past may not generate revenues in future periods. Our failure to obtain new customers or additional orders from existing customers could also materially affect our results of operations.

Risks associated with our distribution channels and key strategic partners may materially adversely affect our financial results.

We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. We derive a significant percentage of our revenues from one of our distributor channels and new channels may, in the future, account for a significant percentage of our revenues. Our top distribution channel accounted for approximately 19%, 21%, 16% and 13% of our revenues in 2004, 2005, 2006 and in the six months ended June 30, 2007, respectively. Our financial results could be materially adversely affected if our contracts with distribution channels or our other partners were terminated, if our relationship with our distribution channels or our other partners were to deteriorate or if the financial condition of our distribution channels or our other partners were to weaken. Additionally, our competitors’ ability to penetrate our strategic relationships, particularly our relationship with Avaya, our largest global distribution channel and one of the leading global providers of enterprise business communication platforms in voice, e-business and data, may result in a significant reduction of sales through that channel. Moreover, our current distribution channels or other partners may decide to enter into our markets in competition with us, which will likely result in the termination of our relationship and may lead to a significant reduction in sales through related channels.

As our market opportunities change, our reliance on particular distribution channels or other partners may increase, which may negatively impact gross margins. There can be no assurance that we will be successful in maintaining or expanding these channels. If we are not successful, we may lose sales opportunities, customers and market share. In addition, some of our distribution channels or our other partners are suppliers of telecommunication infrastructure equipment. Some of our distribution channels or our other partners have developed and marketed IP-based products, software applications and storage products and services in competition with us and there can be no assurance that our distribution channels or our other partners will not further develop or market such products and services in the future.

Our uneven sales patterns could significantly impact our quarterly revenues and earnings.

The sales cycle for our products and services is variable, typically ranging between a few weeks to several months from initial contact with the potential client to the signing of a contract.

Frequently, sales orders accumulate towards the latter part of a given quarter. Looking forward, given the lead-time required by our contract manufacturer, if a large portion of sales orders are received late in the quarter, we may not be able to deliver products within the quarter and thus such sales will be deferred to a future quarter. There can be no assurance that such deferrals will result in sales in the near term, or at all. Thus, delays in executing client orders may affect our revenue and cause our operating results to vary widely. Additionally, as a high percentage of our expenses, particularly employee compensation, is relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

It is also difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications and digital video. As each of our product types and services have different gross margins, changes in the mix of products sold in a period will have an impact, and perhaps a material impact, on our gross profit and net income in that period.

In addition, recognition of revenues from software license fees may be deferred, especially when we license customized solutions or where the provision of services is integral to the functionality of the software, in which case we may be required to recognize the license fees over the term of the provision of the services based on our estimate of the percentage of the project’s completion. These factors and others can also influence the length of our sales cycle, as we may have to negotiate very precise terms for the licensing of our software solutions, and we may accept terms and conditions that do not permit revenue recognition at the time of delivery.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

If our growth continues, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success. As of June 30, 2007, approximately 24% of our employees were devoted to research and product development and approximately 18% were devoted to marketing and sales. There can be no assurance that we will be able to successfully recruit and integrate new employees. There is often intense competition to recruit highly skilled employees in the technology industry. We may also experience personnel changes as a result of our move from multimedia recording equipment towards business performance solutions. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.

Operating internationally exposes us to additional and unpredictable risks.

We sell our products throughout the world and intend to continue to increase our penetration of international markets. In 2003, 2004, 2005, 2006 and the six months ended June 30, 2007, approximately 99% of our total sales were derived from sales to customers outside of Israel, and approximately 50%, 44%, 53%, 54% and 53%, respectively, of our total sales were made to customers in North America. A number of risks are inherent in international transactions. Our future results could be materially adversely affected by a variety of factors including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws, and longer payment cycles in the countries in our geographic areas of operations. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 46 U.S. patents and 53 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have over 148 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.

We generally distribute our software products under software license agreements that restrict the use of our products by terms and conditions prohibiting unauthorized reproduction or transfer of the software products. However, effective copyrights and other intellectual property rights protection may be inadequate or unavailable to us in every country in which our software products are available, and the laws of some foreign countries may not be as protective of intellectual property rights as those in Israel and the United States.

Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

From time to time, we receive ‘‘cease and desist’’ letters alleging patent infringements. No formal claims or other actions have been filed with respect to such alleged infringements, except for claims filed by Dictaphone (which have since been settled and dismissed) and Verint America Inc. (formerly Witness Systems, Inc.) (see Item 8, ‘‘Financial Information—Legal Proceedings’’ in our annual report on Form 20-F, which is incorporated herein by reference, and ‘‘Recent developments’’ beginning on page 1 of this prospectus). We believe that none of these allegations has merit. We cannot assure you, however, that we will be successful in defending against the claims that have been asserted or any other claims that may be asserted. We also cannot assure you that such claims will not have a material adverse effect on our business, financial condition, or operations. Defending infringement claims or other claims could involve substantial costs and diversion of management resources.

In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms, any of which may have a material adverse impact on our business or financial condition.

We use certain ‘‘open source’’ software tools that may be subject to intellectual property infringement claims, the assertion of which could impair our product development plans, interfere with our ability to support our clients or require us to pay licensing fees.

Certain of our software products contain a limited amount of open source code and we may use more open source code in the future. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code.

As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. If we are not successful in defending against such claims, we may be subject to monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

In addition, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business.

We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend. The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

We face potential product liability claims against us.

Our products focus specifically on organizations’ business-critical operations. We may be subject to claims that our products are defective or that some function or malfunction of our products caused or contributed to property, bodily or consequential damages. We attempt to minimize this risk by incorporating provisions into our distribution and standard sales agreements that are designed to limit our exposure to potential claims of liability. No assurance can be given that all claims will be barred by the contractual provisions limiting liability or that the provisions will be enforceable. We carry product liability insurance in the amount of $25,000,000 per occurrence and $25,000,000 overall per annum. No assurance can be given that the amount of any individual claim or all claims will be covered by the insurance or that the amount of any individual claim or all claims in the aggregate will not exceed insurance policy coverage limits. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

If our advanced compliance recording solutions fail to record our customers’ interactions, we may be subject to liability and our reputation may be harmed.

Many of our customers use our solutions to record and to store recordings of commercial interactions. These recordings are used to provide back-up and verification of transactions and to guard against risks posed by lost or misinterpreted voice communications. These customers rely on our solutions to record, store and retrieve voice data in a timely, reliable and efficient manner. If our solutions fail to record our customers’ interactions or our customers are unable to retrieve stored recordings when necessary, we may be subject to liability and our reputation may be harmed. Although we attempt to limit any potential exposure through quality assurance programs, insurance and contractual terms, we cannot assure you that we will eliminate or successfully limit our liability for any failure of our recording and storage solutions.

We face risks relating to government contracts.

We sell our products to, among other customers, governments and governmental entities. These sales are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, termination, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or as a result of budgetary constraints, and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts. Such occurrences have happened in the past and we cannot assure you that we will not experience problems in the future in our performance of such government contracts.

The markets in which we operate are highly competitive and we may be unable to compete successfully.

The market for our products and related services, in general, is highly competitive. Additionally, some of our principal competitors, such as Verint Systems, Inc., may have significantly greater resources and larger customer bases than do we. We have seen evidence of deep price reductions by our competitors and expect to continue to see such behavior in the future, which, if we are required to match such discounting, will adversely affect our gross margins and results of operations. To date, we have been able to manage our product design and component costs. However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs. Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

We are expanding the scope of our Voice Platforms and Applications to Enterprise Performance Management solutions, with a focus on analytic software solutions that are based on voice and data content analysis. The market for such content analysis applications is still in its early phases. Successful positioning of our products is a critical factor in our ability to maintain growth. Furthermore, new potential entrants from the traditional enterprise business intelligence and business analytics sector may decide to develop recording and content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue to make significant expenditures on marketing. We cannot ensure that the market awareness or demand for our new products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

With respect to the market for digital video products and applications (or Video Platforms and Applications), our Video Platforms and Applications are utilized by entities in the closed circuit television, or CCTV, security, gaming and retail industries to capture, store and analyze digital video and related data. The market for our Video Platforms and Applications is highly competitive and includes products offering a broad range of features and capacities. We compete with a number of large, established manufacturers of video recording systems and distributors of similar products, as well as new emerging competitors. The price per channel of digital recording systems has decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that the price per channel of digital recording systems will not continue to decrease or that our gross profit will not decrease as a result. Moreover, our penetration into this market may not experience the same growth rate as the entire company’s growth rate, which might have a material adverse effect on our earnings.

With respect to the public safety part of our business, our ability to succeed depends on our ability to develop an effective network of distributors to the mid-low segment of the public safety market, while facing pricing pressures and low barriers to entry. We face significant competition from other well-established competitors, including CVDS Inc., VoicePrint Inc. and others. Prices have decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that prices will not continue to decrease or that our gross profit will not decrease as a result. We believe that our ability to sell and distribute our Voice Platforms and Applications in the public safety market depends on the success of our marketing, distribution and product development initiatives. We cannot assure you that we will be successful in these initiatives.

The Voice-over-Internet-Protocol contact center and trading market is highly competitive and we may be unable to compete successfully. The recent expansion of Voice-over-Internet-Protocol (or VoIP) into contact centers and trading floors may allow one or more of our competitors to take a leadership position with respect to this new technology. Strategic partners may change their vendor preference as a result or may develop embedded VoIP recording as part of the VoIP switch or networking infrastructure. Successful marketing of our products and services to our customers and partners will be critical to our ability to maintain growth. We cannot assure you that our products or existing partnerships will permit us to compete successfully.

The operational risk management market has emerged only in recent years and is highly competitive and fragmented. Our software solutions in this field compete with software developed internally by potential clients as well as software and other solutions offered by competitors.

Adverse conditions in the information technology sector may lead to a decreased demand for our voice platforms and applications and may harm our business, financial condition and results of operations.

We are subject to the effects of general global, economic and market conditions. Our operating results may be materially adversely affected as a result of unfavorable economic conditions and reduced information technology spending, particularly in the product segments in which we compete. In particular, many enterprises, telecommunications carriers and service providers may reduce spending in connection with contact centers, and many financial institutions may reduce spending related to trading floors and operational risk management. Budgets for IT-related capital expenditures at financial services and other institutions are typically cyclical in nature, with generally higher budgets in times of improving economic conditions and lower budgets in times of economic slowdowns. In addition, even at times when budgets for technology-related capital expenditures are relatively high, our clients may, due to imminent regulatory or operational deadlines or objectives or for other reasons, prioritize other expenditures over the operational risk management solutions that we offer.

Customer purchase decisions may be significantly affected by a variety of factors, including trends in spending for information technology and enterprise software, market competition, capital expenditure prioritization, budgeting and the viability or announcement of alternative technologies. Furthermore, even when information technology is a priority, prospective customers that made significant investments in internally developed solutions or in point solutions would incur significant costs in switching to third-party enterprise-wide products such as ours. If these industry-wide conditions exist, they may have a material adverse impact on our business, financial condition and results of operations.

We depend on the success of the NiceLog system and related products.

The NiceLog system, our digital voice recording system, is a computer telephony integrated multi-channel voice recording and retrieval system. We are dependent on the success of the NiceLog system and related products to maintain profitability. In 2004, 2005, 2006 and the six months ended June 30, 2007, approximately 78%, 78%, 63% and 63%, respectively, of our revenues were generated from sales of NiceLog systems and related products and we anticipate that such products will continue to account for a significant portion of our sales in the next several years. A significant decline in sales of NiceLog systems and related products, or a significant decrease in the profit margin on such products, could have a material adverse effect on our business, financial condition or results of operations.

We may be unable to develop strategic alliances and marketing partnerships for the global distribution of our video platforms and applications, which may limit our ability to successfully market and sell these products.

We believe that developing marketing partnerships and strategic alliances is an important factor in our success in marketing our video platforms and applications and in penetrating new markets for such products. However, unlike our voice platforms and applications, we have only recently started to develop a number of strategic alliances for the marketing and distribution of our video platforms and applications. We cannot assure you that we will be able to develop such partnerships or strategic alliances on terms that are favorable to us, if at all. Failure to develop such arrangements that are satisfactory to us may limit our ability to successfully market and sell our video platforms and applications and may have a negative impact on our business and results of operations.

We may be unable to commercialize new video content analysis applications.

We are currently in the process of developing and commercializing new video content analysis applications that will enable real-time detection of security threats. The market for such video content analysis applications is still in an early phase. In addition, because this is a new opportunity for changing security procedures and represents a transition to proactive security management, we are not able to predict the pace at which security organizations will adopt this technology, if at all. Successful positioning of our products is a critical factor in our ability to maintain growth. New potential entrants to the market may decide to develop video content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue to make significant expenditures on marketing. We cannot assure you that a market for these products will develop as rapidly as we expect or at all, that we will successfully develop new products or introduce new applications for existing products, that new products or applications will meet market expectations and needs, that we will be successful in penetrating these markets and in marketing our products or that the introduction of new products or technological developments by others will not adversely impact the demand for our video content analysis applications.

If the pace of spending by the U.S. Department of Homeland Security is slower than anticipated, our security business will likely be adversely affected, perhaps materially.

The market for our security solutions in CCTV continuous recording, public safety and law enforcement is highly dependent on the spending cycle and spending scope of the U.S. Department of Homeland Security, as well as local, state and municipal governments and security organizations in international markets. We cannot be sure that the spending cycle will materialize as we expect and that we will be positioned to benefit from the potential opportunities.

If we are unable to maintain the security of our systems, our business, financial condition and operating results could be harmed.

The occurrence, or perception of occurrence, of security breaches in the operation of our business or by third parties using our products could harm our business, financial condition and operating results. Some of our customers use our products to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s customer could negatively impact our business. If, in handling this information we fail to comply with our privacy policies or privacy and security laws, we could incur civil liability to government agencies, customers and individuals whose privacy was compromised. If personal information is received or used from sources outside the U.S., we could be subject to civil, administrative or criminal liability under the laws of other countries. In addition, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions. If successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability. Any internal or external security breaches could harm our reputation and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

Our business could be materially adversely affected by changes in the legal and regulatory environment.

Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our products or us are newly implemented or changed. In addition, our revenues would be harmed if we fail to adapt our products to changes in regulations applicable to the business of certain our clients, such as securities trading, broker sales compliance and anti-money laundering laws and regulations.

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results and stock price.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the requirements of Section 404, which applied to our financial statements for 2006, have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our common stock.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. From time to time, we are subject to income tax audits. While we believe we comply with applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse affect on our results of operations and financial condition.

Risks relating to Israel

Our business may be impacted by inflation and NIS exchange rate fluctuations.

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. In addition, if the value of the U.S. dollar decreases against the NIS, our earnings may be negatively impacted. In 2006, the U.S. dollar depreciated against the NIS by 8.2% while inflation decreased by only 0.1%. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the U.S. dollar or of the U.S. dollar against the NIS. If the U.S. dollar cost of our operations in Israel increases and if the current trend of depreciation of the U.S. dollar against the NIS continues, our dollar-measured results of operations will be adversely affected. In addition, exchange rate fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings.

We are subject to the political, economic and military conditions in Israel.

Our headquarters, research and development and main manufacturing facilities, as well as the facilities of Flextronics Israel Ltd., our key manufacturer, are located in the State of Israel, and we are directly affected by the political, economic and military conditions to which Israel is subject. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities. Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel. Accordingly, our operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

Some of our officers and employees are currently obligated to perform annual military reserve duty and some were called to duty during the summer of 2006. Additionally, in the event of a military conflict, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. We cannot assess the full impact of these requirements on our workforce or business and we cannot predict the effect on us of any expansion or reduction of these obligations.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since the majority of our assets and most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

We depend on the availability of government grants and tax benefits. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our ‘‘Approved and Privileged Enterprise’’ programs and certain grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or OCS, for research and development. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting the research, development and manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted for performing manufacturing activities outside Israel). From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government’s support of grants, programs and benefits will continue. If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future ‘‘Approved or Privileged Enterprises,’’ our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

On April 1, 2005, an amendment to the Israeli law which deals with Approved Enterprises came into force. Pursuant to the amendment, a company’s facility will be granted the status of ‘‘Approved Enterprise’’ only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment incorporates certain changes to both the criteria and procedure for obtaining ‘‘Approved Enterprise’’ status for an investment program, and changes to the tax benefits afforded in certain circumstances to ‘‘Approved Enterprises’’ under such law (which is referred to as a Privileged Enterprise following such amendment). The amendment applies to Approved Enterprise programs in which the year of commencement of benefits under the law is 2004 or later, unless such programs received approval from the applicable government authority prior to December 31, 2004, in which case the provisions of the amendment will not apply. We have one Privileged Enterprise program which is covered by the amendment. Whilst we believe that we meet the statutory conditions as set out in the amendment there can be no assurance that the tax authority in Israel will concur. Should this Privileged Enterprise program not be considered to meet the statutory conditions, our provision for income taxes will increase materially.

As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject us to taxes upon dividend distribution or complete liquidation.

We do not intend to distribute any amounts of its undistributed tax exempt income as dividends as we intend to reinvest our tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to our Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

Under Israeli law, products incorporating know-how developed with grants from the OCS are required to be manufactured in Israel, unless prior approval of a governmental committee is obtained. As a condition to obtaining this approval, we may be required to pay to the OCS up to 300% of the grants we received and to repay these grants on an accelerated basis, depending on the portion of manufacturing performed outside Israel. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee and, possibly, the payment of a fee. See Item 4, ‘‘Information on the Company—Research and Development’’ in our annual report on Form 20-F, which is incorporated herein by reference, for additional information about OCS programs.

Provisions of Israeli law may delay, prevent or impede an acquisition of us, which could prevent a change of control.

Israeli corporate law regulates mergers and tender offers, requires tender offers for acquisitions of shares above specified thresholds and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions could delay, prevent or impede an acquisition of us. See Item 10, ‘‘Additional Information—Mergers and Acquisitions’’ in our annual report on Form 20-F, which is incorporated herein by reference, for additional discussion about some anti-takeover effects of Israeli law.

Risks related to our ordinary shares and ADSs

Our share price is volatile and may decline.

Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or our ADSs, each of which represents one ordinary share, to fluctuate significantly. These factors include, among other things, announcements of technological innovations, development of or disputes concerning our intellectual property rights, customer orders or new products by us or our competitors, currency exchange rate fluctuations, earnings releases by us or our competitors, market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets.

Our operating results in one or more future periods may fluctuate significantly and may cause our share price to be volatile.

The sales cycle for our products and services is variable, typically ranging between a few weeks to several months, and in some extreme cases it may take even longer, from initial contact with the potential client to the signing of a contract. Frequently, sales orders accumulate towards the latter part of a given quarter. Looking forward, given the lead time required by our contract manufacturer, if a large portion of sales orders are received late in the quarter, we may not be able to deliver products within the quarter and thus such sales will be deferred to a future quarter. There can be no assurance that such deferrals will result in sales in the near term, or at all. Thus, delays in executing client orders may affect our revenue and cause our operating results to vary widely. Additionally, as a high percentage of our expenses, particularly employee compensation, is relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions. It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications, digital video and communications intelligence. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management’s expectations. In addition, the period of time from order to delivery of our audio and video platforms and applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods. As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period. Due to all of the foregoing factors, in some future quarters our sales or operating results may be below our forecasts and the expectations of public market analysts or investors. In such event, the market price of our ordinary shares and ADSs may be materially adversely affected.

Forward looking statements

We make statements in this prospectus that are considered forward-looking statements under U.S. federal securities laws. We may from time to time make forward-looking statements in our reports to the SEC on Form 20-F and Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The words ‘‘anticipate,’’ ‘‘believe,’’ ‘‘may,’’ ‘‘estimate,’’ ‘‘expect,’’ and similar expressions, and variations of such terms or the negative of such terms, are intended to identify such forward-looking statements.

The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution channels; the financial strength of our key distribution channels; and the market’s acceptance of our technologies, products and solutions.

All forward-looking statements are subject to certain risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such differences include, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, changes in business strategy and various other factors, as well as those discussed in this prospectus under ‘‘Risk factors,’’ our annual reports on Form 20-F, our reports on Form 6-K and other reports filed with or furnished to the SEC.

You should not place undue reliance on such forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of proceeds

All ADSs offered by this prospectus are being offered by the selling securityholders. We will not receive any proceeds from any sale of shares by the selling securityholders.

Dividend policy

Since our initial public offering and listing on the Nasdaq National Market (now The Nasdaq Global Select Market) in 1996, we have not declared or paid cash dividends on our ordinary shares or ADSs. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future. Under Israeli law, dividends may be paid only out of profits and other surplus (as defined in the law) as of our most recent financial statements or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on various factors, such as our statutory profits, financial condition, operating results and current and anticipated cash needs. In the event cash dividends are declared by us, we may pay such dividends in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

During May 2006, we effected a two-for-one split of our ordinary shares by way of a 100% stock dividend.

Capitalization

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•	as adjusted to give effect to the Actimize Ltd. acquisition, the related $120 million term loan and the issuance of 1,501,933 ordinary shares to the selling securityholders as if such transactions occurred on such date.

This table should be read in conjunction with our consolidated financial statements and related notes contained in our Form 20-F for the year ended December 31, 2006, which is incorporated by reference herein, and the unaudited consolidated financial statements and the notes thereto and our supplemental financial data incorporated by reference herein.

	As of June 30, 2007
	Actual	As Adjusted
	(unaudited) (in thousands of U.S. dollars)
Short-term debt	—	120,000
Shareholders’ equity:
Ordinary shares of NIS 1.00 par value, 125,000,000 shares authorized; 52,130,738 shares issued and outstanding, actual; 53,632,671 shares issued and outstanding as adjusted.(1)	13,005	13,370
Additional paid-in capital	547,897	607,986
Accumulated other comprehensive income	7,594	7,594
Retained earnings	47,192	47,192
Total shareholders’ equity	615,688	676,142
Total capitalization	615,688	796,142
(1)	The number of our ordinary shares outstanding in the actual and as adjusted columns in the table above excludes:
•	an aggregate of 6,471,974 ordinary shares reserved for issuance upon exercise of outstanding options as of June 30, 2007, at a weighted average exercise price of $23.64 per share;
•	an aggregate of 987,104 ordinary shares reserved for issuance as restricted shares or upon exercise of options to be issued to Actimize employees pursuant to the Merger Agreement, at a weighted average issuance or exercise price of $8.41 per share; and
•	an aggregate of 3,111,001 additional ordinary shares available for future issuance under our employee stock plans, subject to certain annual issuance limitations.

Price range of American Depositary Shares and
ordinary shares

Trading in the ADSs

Our American Depositary Shares, or ADSs, are quoted on The Nasdaq Global Select Market (formerly the Nasdaq National Market) under the symbol ‘‘NICE.’’ The following table sets forth, for the periods indicated, the high and low reported market (sale) prices for our ADSs. All prices are adjusted to give retroactive effect to the May 31, 2006 two-for-one stock split of our ordinary shares.

	ADSs
	High	Low
Annual
2002	$8.52	$3.32
2003	12.93	3.97
2004	15.88	8.70
2005	25.05	14.65
2006	33.41	21.55
Quarterly 2005
First Quarter	$17.73	$14.65
Second Quarter	19.98	14.92
Third Quarter	24.17	19.50
Fourth Quarter	25.05	20.21
Quarterly 2006
First Quarter	$27.57	$22.97
Second Quarter	28.90	21.55
Third Quarter	28.50	23.50
Fourth Quarter	33.41	27.30
Quarterly 2007
First Quarter	$37.00	$29.81
Second Quarter	40.10	33.60
Monthly
March 2007	$35.71	$32.53
April 2007	38.46	33.60
May 2007	40.10	35.25
June 2007	38.42	34.56
July 2007	36.15	31.85
August 2007	36.59	29.52
September 2007 (through September 7, 2007)	36.90	34.78

The Bank of New York is the depositary for our ADSs. Its address is 101 Barclay Street, New York, New York 10286.

Trading in the ordinary shares

Our ordinary shares have been listed on the Tel-Aviv Stock Exchange, or TASE, since 1991. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside Israel (other than through ADSs as noted above). The table below sets forth the high and low reported market (sale) prices of our ordinary shares (in NIS and dollars) on the TASE. The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel. All prices are adjusted to give retroactive effect to the May 31, 2006 two-for-one stock split of our ordinary shares.

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual
2002	38.50	8.61	15.85	3.28
2003	56.90	12.94	18.70	3.91
2004	71.85	16.23	39.21	8.64
2005	116.00	25.22	64.25	14.59
2006	142.50	33.16	102.00	22.48
Quarterly 2005
First Quarter	76.70	17.69	64.25	14.59
Second Quarter	89.05	19.84	65.80	15.05
Third Quarter	107.40	23.99	89.25	19.45
Fourth Quarter	116.00	25.22	94.50	20.43
Quarterly 2006
First Quarter	128.25	27.33	104.05	22.48
Second Quarter	129.00	29.02	102.00	22.70
Third Quarter	125.20	28.33	103.20	23.52
Fourth Quarter	142.50	33.16	117.00	27.25
Quarterly 2007
First Quarter	151.60	36.24	126.90	29.94
Second Quarter	162.00	40.76	141.60	34.08
Monthly
March 2007	150.00	35.89	136.50	32.43
April 2007	155.30	38.69	141.60	34.08
May 2007	162.00	40.76	142.00	35.66
June 2007	155.30	38.08	148.40	38.84
July 2007	152.50	36.13	139.20	32.15
August 2007	151.30	36.58	138.00	32.15
September 2007 (through September 9, 2007)	149.60	36.23	143.00	34.62

Description of ordinary shares

Our registered share capital consists of a single class of 125,000,000 ordinary shares, par value NIS 1.00 per share.

All issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares confer upon our shareholders the right to receive notices of, and to attend, shareholder meetings, the right to one vote per ordinary share at all shareholders’ meetings for all purposes, and to share equally, on a per share basis, in such dividends as may be declared by our board of directors; and upon liquidation or dissolution, the right to participate in the distribution of any surplus assets of the Company legally available for distribution to shareholders after payment of all debts and other liabilities of the Company. All ordinary shares rank pari passu in all respects with each other. Our board of directors may, from time to time, make such calls as it may think fit upon a shareholder in respect of any sum unpaid in respect of shares held by such shareholder which is not payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments).

On August 30, 2007, as partial consideration for the acquisition of Actimize Ltd., we issued 1,501,933 ordinary shares to Actimize shareholders at a fair market value of $35.03 calculated at close of trade on the date of closing.

As of August 19, 2007, we had outstanding 52,224,837 ordinary shares (excluding the ordinary shares to be issued pursuant to the Merger Agreement with Actimize), and employee stock options to purchase an aggregate of 6,367,059 ordinary shares at a weighted average exercise price of $23.76, with the latest expiration date of these options being 2013 (of which options to purchase an aggregate of 1,625,783 ordinary shares were exercisable as of August 19, 2007). The foregoing figures do not include the ordinary shares, stock options or restricted stock to be issued pursuant to the Merger Agreement with Actimize. Our shareholders do not have preemptive rights.

During May 2006, we effected a two-for-one split of our ordinary shares. The split was effected by way of a 100% stock dividend, which had an ex-dividend date of May 31, 2006.

From January 1, 2004 through July 31, 2007, we issued a total of 18,662,944 ordinary shares, of which 8,832,267 shares were issued upon the exercise of options, 630,677 shares were issued pursuant to our employee stock purchase plan and 9,200,000 shares were issued pursuant to our 2005 public offering.

From time to time during the three years preceding the date of this prospectus, we have issued ordinary shares under our employee stock purchase plan and as a result of exercises of options granted under our share option plans.

Duties of shareholders

Under the Israeli Companies Law, 5759–1999, or the Companies Law, a shareholder has a duty to act in good faith towards the Company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders on the following matters:

• any amendment to the articles of association;
• an increase of the company’s authorized share capital;
• a merger; or
• approval of interested party transactions which require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but provides that a breach of his duty is tantamount to a breach of fiduciary duty of an officer of the Company.

Meetings of shareholders

An annual general meeting of our shareholders shall be held once in every calendar year at such time and at such place either within or without the State of Israel as may be determined by our board of directors.

Our board of directors may, whenever it thinks fit, convene a special general meeting at such time and place, within or without the State of Israel, as may be determined by the board of directors. Special general meetings may also be convened upon requisition in accordance with the Companies Law.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules. Although the Nasdaq generally requires a quorum of 33 1/3%, we have an exception under the Nasdaq rules and follow the generally accepted business practice for companies in Israel, which have a quorum requirement of 25%. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

Right of non-Israeli stockholders to vote

Our ADSs may be freely held and traded pursuant to the General Permit and the Currency Control Law. The ownership or voting of ADSs by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, are not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

Mergers and acquisitions

A merger of the Company shall require the approval of the holders of a majority of seventy five percent (75%) of the voting power represented at the annual or special general meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offerer is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offerer and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

Description of American Depositary Shares

For a full description of our ADSs and the underlying ordinary shares, please refer to the documents identified in the section ‘‘Incorporation by Reference.’’

Taxation

For a discussion of certain Israeli and United States tax consequences relating to ownership of our ADSs, please refer to Item 10, ‘‘Additional Information’’ in our annual report on Form 20-F, which is incorporated herein by reference.

Selling securityholders

We initially issued the 1,501,933 ordinary shares, which are represented by the 1,501,933 ADSs covered by this prospectus, pursuant to the Merger Agreement with Actimize. The issuance of these shares was exempt from the registration requirements of the Securities Act of 1933, as amended. We have agreed to include in the registration statement of which this prospectus is a part the ADSs representing the ordinary shares issued to the selling securityholders in that transaction.

The selling securityholders listed below and, to the extent permitted, their transferees, pledges, donees or other successors, may from time to time offer and sell any or all of the ADSs covered by this prospectus. Any selling securityholders may also elect not to sell any of the ADSs covered by this prospectus. The following table assumes that each selling securityholder will sell all of the ADSs owned by it and covered by this prospectus.

Information included in the table and related footnotes below is based upon information provided by the selling securityholders. Except as indicated below, none of the selling securityholders has, or had, any position, office or other material relationship with us or any of our affiliates beyond their investment in or receipt of our securities. In addition, except as noted below, none of the selling securityholders is a broker-dealer or an affiliate of a broker-dealer.

The ordinary shares issued pursuant to the Merger Agreement with Actimize, and the ADSs they represent, are subject to certain restrictions on transfer, as set forth in the Merger Agreement.

	Shares and ADSs Beneficially Owned Prior to this Offering		ADSs Being Offered in this Offering	Shares and ADSs Beneficially Owned Immediately after this Offering
Selling Securityholder	Number(1)	Percentage(1)(2)		Number(1)(3)	Percentage(1)(2)
Carmel Software Fund (Delaware) L.P.	74,474	*	74,474	0	0
Carmel Software Fund (Israel) L.P.	138,103	*	138,103	0	0
Carmel Software Fund (Cayman) L.P.	170,543	*	170,543	0	0
Carmel Software Fund GbR	12,269	*	12,269	0	0
Carmel V.C. Ltd.	24,539	*	24,539	0	0
Financial Technology Ventures II (Q), LP	276,627	*	276,627	0	0
Financial Technology Ventures II, LP	1,643	*	1,643	0	0
Giza GE Venture Fund III, LLC	140,058	*	140,058	0	0
Giza Alpinvest Venture Fund III, LLC	29,588	*	29,588	0	0
Giza Venture Fund III, LP	24,111	*	24,111	0	0
Giza Gmulot Venture Fund III, LP	4,940	*	4,940	0	0
Giza Executive Venture Fund III, LLC	7,837	*	7,837	0	0
Vertex Israel II (A) Fund L.P.	27,634	*	27,634	0	0
Vertex Israel II (B) Fund L.P.	4,234	*	4,234	0	0
Vertex Israel II (C.1) Fund L.P.	153,187	*	153,187	0	0
Vertex Israel II Discount Fund L.P.	19,559	*	19,559	0	0
Vertex Israel II (C.1) Executive Fund L.P.	1,921	*	1,921	0	0
Reuven Battat and Battat Family LP	103,345	*	103,345	0	0
Guy Greenberg	15,207	*	15,207	0	0
David Govrin	97,804	*	46,610	51,194(4)	*
D Partners (BVI) L.P.	10,953	*	10,953	0	0
Nashabit Investment Ltd.	8,466	*	8,466	0	0
Semel Investments Ltd.	8,466	*	8,466	0	0
O.A.M Investment Company Ltd.	6,014	*	6,014	0	0
D Partners (Israel) Limited Partnership	5,898	*	5,898	0	0
Roberto Heinemann	2,699	*	2,699	0	0
Pazit-Katz-Oz Trust	2,462	*	2,462	0	0
Giora Csengeri	2,338	*	2,338	0	0
Daniella Csengeri-Epstein	2,335	*	2,335	0	0
Lea Ben Zvi	1,352	*	1,352	0	0
Isaac Applbaum	1,549	*	1,549	0	0
Chaim Gruber	1,060	*	1,060	0	0
Ofer Brandes	291	*	291	0	0
Gilon Business Insight Ltd.	225	*	225	0	0
Peter Caryotis	245	*	245	0	0
Poornima Deshmukh	72	*	72	0	0
Tze Liang Foo	72	*	72	0	0
Gerard Das	526	*	526	0	0
Joseph Stephen Ostermueller and
Michelle Marie Ostermueller
Declaration of Revocable Trust	90	*	90	0	0
Peter Schwartz	9,178	*	9,178	0	0
Dana Zohar	864	*	864	0	0
Idan Keret	36	*	36	0	0
Ronald Greenberg	4,319	*	4,319	0	0
Shimrit Ben Yair	144	*	144	0	0
David Sosna	255,215	*	106,099	149,116(5)	*
Idan Keret	270	*	270	0	0
Idan Elfassi	90	*	90	0	0
Iris Shilton	135	*	135	0	0
Guy Avtalion	432	*	432	0	0
Uri Noy	216	*	216	0	0

	Shares and ADSs Beneficially Owned Prior to this Offering		ADSs Being Offered in this Offering	Shares and ADSs Beneficially Owned Immediately after this Offering
Selling Securityholder	Number(1)	Percentage(1)(2)		Number(1)(3)	Percentage(1)(2)
Hen Ronski	810	*	810	0	0
Adi Miller	90	*	90	0	0
Eran Maoz	234	*	234	0	0
Netalie Lindan	72	*	72	0	0
Ronen Asaf	108	*	108	0	0
Avihai Diamontov	198	*	198	0	0
Goot Vaycheslav (Slava)	108	*	108	0	0
Noga Drookman	45	*	45	0	0
Avi Baruch	905	*	63	842(6)	*
Nir Geier	108	*	108	0	0
Vladimir Nickonchuck	144	*	144	0	0
Moshe Turban	144	*	144	0	0
Alon Even-Hen	259	*	259	0	0
Adi Finkels	90	*	90	0	0
Sivan Blasenheim	36	*	36	0	0
Yael Levison	99	*	99	0	0
Eran Yarkon	72	*	72	0	0
Boaz Pe’er	94,616	*	45,928	48,688(7)	*
*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
(2)	Based upon 52,224,837 ordinary shares issued and outstanding on August 19, 2007, and an additional 1,929,504 ordinary shares (including 427,571 restricted shares) issued upon the closing of the Actimize transaction.
(3)	Assumes that all ADSs covered by this prospectus are sold.
(4)	Represents 49,696 restricted shares and options to purchase 1,498 ordinary shares.
(5)	Represents 135,837 restricted shares and options to purchase 13,279 ordinary shares.
(6)	Represented by 842 restricted shares.
(7)	Represents 45,555 restricted shares and options to purchase 3,133 ordinary shares.

Plan of distribution

We are registering the ADSs to permit their resale by the selling securityholders and any of their pledgees, donees, transferees, assignees, and successors-in-interests from time to time after the date of this prospectus. The selling securityholders will act independently of us in making decisions regarding the timing, manner and size of each sale. There can be no assurance that the selling securityholders will sell any or all of the ADSs covered by this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the ADSs.

The selling securityholders may sell all or a portion of the ADSs beneficially owned by them and offered hereby from time to time on the Nasdaq or other exchanges, in the over-the-counter market or in privately negotiated transactions. The selling securityholders may sell their shares or ADSs directly or through one or more underwriters, broker-dealers or agents. If the ADSs are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.

The selling securityholders may sell their shares through any of the following methods or any combination of these methods:

•	purchases by a broker or dealer as a principal and resale by that broker or dealer for its own account under this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long or short sales made after the effectiveness of the registration statement of which this prospectus is a part;

•	cross trades or block trades in which the broker or dealer engaged to make the sale will attempt to sell the securities as an agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

•	derivative transactions with third parties;

•	privately negotiated transactions;

•	other ways not involving market makers or established trading markets, including direct sales to purchasers or sales made through agents; or

•	any other lawful method.

In certain types of transactions, selling securityholders may withdraw all or a portion of the ordinary shares underlying their ADSs and sell or otherwise transfer the ordinary shares.

In addition, any ADSs covered by this prospectus that qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.

If the selling securityholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). The selling securityholders and any broker-dealer participating in the distribution of the securities may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities in the course of hedging positions they assume. The selling securityholders may also sell securities short and deliver securities covered by this prospectus to close out short positions. The selling securityholders may also loan or pledge securities to broker-dealers that in turn may sell such securities.

Any selling securityholder may pledge or grant a security interest in some or all of the securities owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus or any amendment to this prospectus or other applicable provision of the Securities Act, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Under the securities laws of some states, the ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless such ADSs have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ADSs by the selling securityholders and any other participating person.

We will pay all expenses of the registration of the securities pursuant to the Merger Agreement with Actimize; provided, however, that the selling securityholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the Merger Agreement with Actimize. We may be indemnified by the selling securityholders against certain liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling securityholders specifically for use in this prospectus, in accordance with the Merger Agreement with Actimize.

Legal matters

Certain legal matters relating to the ADSs offered by this prospectus will be passed upon for us by Bryan Cave LLP, New York, New York. Certain legal matters relating to the ordinary shares that are represented by the ADSs will be passed upon for us by Goldfarb, Levy, Eran, Meiri & Co., Tel-Aviv, Israel.

Experts

Our consolidated financial statements as at December 31, 2006 and December 31, 2005 and for each of the years ended December 31, 2006, 2005 and 2004 and the notes thereto appearing in our annual report on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein have been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as indicated in their report with respect thereto. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

The consolidated financial statements of Actimize Ltd. as at December 31, 2006 for the year ended December 31, 2006 and the notes thereto appearing in our Form 6-K and incorporated by reference herein have been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent auditors, as indicated in their report with respect thereto. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

The audited historical financial statements of CRS Division of Dictaphone Corporation included in Exhibit 99.3 of our Form 6-K filed August 26, 2005, and the audited historical financial statements of IEX Corporation included in Exhibit 99.3 of our Form 6-K filed September 12, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Performix Holdings, Inc. as at December 31, 2005 for the year ended December 31, 2005 and the notes thereto appearing in our Form 6-K and incorporated by reference herein have been audited by Feeley & Driscoll, P.C., independent registered public accounting firm, as indicated in their report with respect thereto. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

Where you can find more information

We file annual and special reports and other information with the Securities and Exchange Commission (SEC). You may read and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, as well as at the SEC’s regional offices. Copies of these materials may be obtained by mail from the public reference branch of the SEC at the address noted above at rates specified by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC maintains an Internet website at http://www.sec.gov that provides reports, proxy, information statements and other materials, free of charge, that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system.

Our ADSs are quoted on The Nasdaq Global Select Market under the symbol ‘‘NICE.’’ You may inspect certain reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

Information about us is also available on our website at http://www.nice.com. Such information on our website is not part of this prospectus.

Incorporation of certain information by reference

The SEC allows us to ‘‘incorporate by reference’’ information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

The following documents filed with the SEC are incorporated in this prospectus by reference:

•	Our Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 000-27466), filed June 13, 2007;

•	Exhibit 99.3 to our Report on Form 6-K, filed on August 26, 2005;

•	Our Report on Form 6-K, filed January 3, 2007;

•	Our Report on Form 6-K, filed May 9, 2007;

•	The first paragraph of the press release in Exhibit 99.1 and Exhibit 99.2 to our Report on Form 6-K, filed August 30, 2007;

•	Our Report on Form 6-K, filed on September 12, 2007;

•	Any future reports on Form 6-K to the extent that we indicate they are incorporated by reference into this registration statement;

•	Any future annual reports on Form 20-F that we may file with the SEC under the Exchange Act, prior to the termination of any offering contemplated by the prospectus; and

•	The description of our ADSs contained in the Registration Statement on Form F-3 filed with the Commission on August 26, 2005 and including any subsequent amendments, supplements or reports filed for the purpose of updating such description.

We filed a registration statement on Form F-3 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov where you can find our electronic filings.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

NICE-Systems Ltd.
8 Hapnina Street
P.O. Box 690
Ra’anana 43107 Israel
+972-9-775-3522

You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

Enforcement of civil liabilities

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran, Meiri & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a final U.S. judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed NICE Systems Inc. as our agent to receive service of process in any action against us in any U.S. jurisdiction arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Expenses

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$1,660
Legal fees and expenses	125,000
Accounting fees and expenses	75,000
Miscellaneous expenses	48,340
Total	$250,000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Indemnification of Officers and Directors

Exemption, Insurance and Indemnification of Directors and Officers

Exemption of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so. Our articles of association do not allow us to do so.

Office Holder Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his duty of care to us or to another person,

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice our interests, or

•	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against:

•	a financial liability imposed on or incurred by an office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his capacity as an office holder. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that the undertaking is limited to types of events which our board of directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criterion determined by our board of directors to be reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify, and provided that the total amount of indemnification for all persons we have agreed to indemnify in such circumstances does not exceed, in the aggregate twenty-five percent (25%) of our shareholders’ equity at the time of the actual indemnification;

•	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by or on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

We have undertaken to indemnify our directors and officers pursuant to applicable law. We have obtained directors and officers liability insurance for the benefit of our directors and officers.

Limitations on Exemption, Insurance and Indemnification

The Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

Required Approvals

In addition, under the Companies Law, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders. We have obtained such approvals for the procurement of liability insurance covering our officers and directors and for the grant of indemnification letters to our officers and directors.

Item 9.    Exhibits

Number	Description
4.1	Form of Deposit Agreement including Form of ADR Certificate, incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (Registration No. 333-13518) filed May 17, 2001.
5.1	Opinion of Bryan Cave LLP.
5.2	Opinion of Goldfarb, Levy, Eran, Meiri & Co.
10.1	Agreement and Plan of Merger with Actimize, incorporated by reference to the Company’s Report on Form 6-K filed August 30, 2007.
10.2	English Summary of Loan Agreement and Letter of Undertaking, dated August 29, 2007, between NICE and Bank Hapoalim B.M., incorporated by reference to the Company’s Report on Form 6-K filed September 12, 2007.
23.1	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global.
23.2	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global.
23.3	Consent of PricewaterhouseCoopers LLP.
23.4	Consent of PricewaterhouseCoopers LLP.
23.5	Consent of Feeley & Driscoll, P.C.
23.6	Consent of Bryan Cave LLP (included in 5.1 above).
23.7	Consent of Goldfarb, Levy, Eran, Meiri & Co. (included in 5.2 above).
24	Powers of Attorney (included in the signature pages herein).

Item 10.    Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933, as amended, need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933, as amended, or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this Form F-3.

(5)    That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(A)    Each prospectus filed by the Registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)    That, for the purpose of determining liability of the Registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, NICE-SYSTEMS LTD. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ra’anana, Israel on September 12, 2007.

NICE-SYSTEMS LTD.
By: /s/ Haim Shani
Name: Haim Shani Title: Chief Executive Officer

POWER OF ATTORNEY

Know all persons by these presents that each of the undersigned constitutes and appoints Haim Shani and Dafna Gruber, and each of them, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title(s)	Date

/s/ Ron Gutler	Chairman of the Board of Directors	September 12, 2007

Ron Gutler

/s/ Haim Shani	Chief Executive Officer (Principal Executive Officer)	September 12, 2007

Haim Shani

/s/ Dafna Gruber	Corporate Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 12, 2007

Dafna Gruber

/s/ Joseph Atsmon	Vice-Chairman of the Board of Directors	September 12, 2007

Joseph Atsmon

/s/ Rimon Ben-Shaoul	Director	September 12, 2007

Rimon Ben-Shaoul

Name	Title(s)	Date

/s/ Yoseph Dauber	Director	September 12, 2007

Yoseph Dauber

/s/ Dan Falk	Director	September 12, 2007

Dan Falk

Director

John Hughes

/s/ Dr. Leora Meridor	Director	September 12, 2007

Dr. Leora Meridor

Authorized Representative in the United States:

NICE SYSTEMS INC.

By:            /s/ David Ottensoser                                            September 12, 2007
Name:       David Ottensoser
Title:          Corporate Secretary

EXHIBIT INDEX

Number	Description
4.1	Form of Deposit Agreement including Form of ADR Certificate, incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (Registration No. 333-13518) filed May 17, 2001.
5.1	Opinion of Bryan Cave LLP.
5.2	Opinion of Goldfarb, Levy, Eran, Meiri & Co.
10.1	Agreement and Plan of Merger with Actimize, incorporated by reference to the Company’s Report on Form 6-K filed August 30, 2007.
10.2	English Summary of Loan Agreement and Letter of Undertaking, dated August 29, 2007, between NICE and Bank Hapoalim B.M., incorporated by reference to the Company’s Report on Form 6-K filed September 12, 2007.
23.1	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global.
23.2	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global.
23.3	Consent of PricewaterhouseCoopers LLP.
23.4	Consent of PricewaterhouseCoopers LLP.
23.5	Consent of Feeley & Driscoll, P.C.
23.6	Consent of Bryan Cave LLP (included in 5.1 above).
23.7	Consent of Goldfarb, Levy, Eran, Meiri & Co. (included in 5.2 above).
24	Powers of Attorney (included in the signature pages herein).